EXHIBIT 21.1
SUBSIDIARIES OF THE COMPANY AS OF DECEMBER 31, 2005*

JURISDICTION OF
NAME	INCORPORATION
Juniper Networks (Cayman) Ltd.	Cayman Islands
Juniper Networks (US), Inc.	California, USA

*	All other subsidiaries would not in the aggregate constitute a “significant subsidiary” as defined in Regulation S-X.